UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Yael (Ben Moshe) Rudnicki

Bank Leumi le-Israel B.M.

34 Yehuda Halevi Street

Tel Aviv 65546, Israel

972-3-5149419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 6

1.	Names of Reporting Persons. Bank Leumi le-Israel B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,548,879
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,548,879
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,548,879
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 8.8% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on Ordinary Shares outstanding as at February 10, 2014, as reported by Tower to the Tel Aviv Stock Exchange (“TASE”) and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 6

The statement on Schedule 13D, dated February 3, 2011, of Bank Leumi le–Israel B.M. (“Leumi”, “the Bank” or “Reporting Person”), as amended by Amendment No. 1 thereto, dated June 15, 2011, and Amendment No. 2 thereto, dated April 11, 2013, and Amendment No. 3 thereto, dated June 24, 2013, is hereby further amended as follows:

Item 2. Identity and Background

Part I of Schedule A is hereby amended to read in its entirety as attached hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended to read in their entirety as follows:

To the knowledge of the Reporting Person:

(a)	Leumi is the beneficial owner of 4,548,879 Ordinary Shares, including 3,427,291 Ordinary Shares issuable upon conversion of its currently convertible capital note and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants. Leumi’s ownership represents approximately 8.8% of the Ordinary Shares outstanding as at February 10, 2014, as reported by Tower to the TASE and calculated in accordance with rule 13d-3(d)(1)(i).

(b)	Leumi has sole voting and dispositive power over 4,548,879 Ordinary Shares, including 3,427,291 Ordinary Shares issuable upon conversion of currently convertible capital notes and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants.

(c)	Save for the following transactions, Leumi has not effected any transactions in the Ordinary Shares during the past sixty (60) days:

Set forth below are the dates of sale, number and average price per share of Ordinary Shares in U.S. Dollars sold by Leumi on such date on NASDAQ:

Date	Number of Shares	Price Per Share
January 15, 2014	400,000	6.36
February 10, 2014	150,000	6.85
February 11, 2014	394,868	6.86
February 13, 2014	100,000	7.35
February 18, 2014	313,225	7.20
February 20, 2014	62,487	7.09
February 21, 2014	28,277	6.99

Item 5(d)(1) is hereby amended by deleting the last sentence thereof and substituting the following therefor:

(d)(1)	Based on Hapoalim’s amendment to its Statement on Schedule 13D, dated January 15, 2014, Hapoalim was the beneficial owner of 6,400,889 Ordinary Shares, including 4,510,626 Ordinary Shares issuable upon conversion of its Capital Notes, 170,374 Ordinary Shares issuable upon exercise of warrants expiring on December 31, 2016 and 437,665 Series 9 Warrants expiring on June 27, 2017.

Item 5(d)(2) is hereby amended by deleting the last sentence thereof and substituting the following therefor:

(d)(2)	Based on Tower’s Proxy Statement, dated November 29, 2013 (filed with the United States Securities Exchange Commission under cover of Form 6-K on November 29, 2013), TIC was the beneficial owner of 39.77% of the Ordinary Shares.

CUSIP No. M87915-10-0	13D	Page 4 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2014
Date

	/s/ Nurit Schwartzberg	/s/ David Sackstein
Signature	Schwartzberg Nurit	David Sackstein
	Section Manager	Office of the Corporate Secretary

Bank Leumi le-Israel B.M.
Name/Title

CUSIP No. M87915-10-0	13D	Page 5 of 6

SCHEDULE A

I.	Information Regarding Executive Officers and Directors of Bank Leumi le-Israel B.M

Board of Directors

Name	Business Address	Principal Occupation	Citizenship
David Brodet	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Chairman of the Board of Directors of Bank Leumi le-Israel B.M.	Israeli
David Avner	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Owner and CEO of NSY Avner Ltd.	Israeli
Moshe Dovrat	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Director of various companies	Israeli
Shai Hermesh	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Director and management of various companies and organizations	Israeli
Arieh Gans	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Professor of Accounting, Tel Aviv University and Company Director	Israeli
Rami Avraham Guzman	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Member of boards of directors of organizations and associations; Consultant to veteran and start-up companies	Israeli
Miriyam (Miri) Katz	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Attorney, management of companies and Director of various companies	Israeli
Yoav Nardi	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Management of Companies and Business Consultant	Israeli
Efraim Sadka	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Professor of Economics and Holder of the Henry Kaufman Chair of International Capital Markets, Tel Aviv University	Israeli
Haim Samet	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Joint Senior Partner Schnitzer, Gottlieb Samet & Co. (law firm), and Director of various companies	Israeli
Zippora Samet	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Owner, Chairman of the Board of Directors and CEO in Merav Yaniv Financial Consulting Ltd., Director of various companies	Israeli
Amos Sapir	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Member of boards of directors of companies and non-profit associations	Israeli
Nurit Segal	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Director of various companies and organizations	Israeli
Gabriela Shalev	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	President of the Senior Academic Council of, and Senior Lecturer at, the Ono Academic College	Israeli
Yedidia Stern	34 Yehuda Halevi Street, Tel Aviv 6513616, Israel	Professor of Law at Bar-Ilan University; Deputy President for Research in Israeli Democracy Institute.	Israeli and British

CUSIP No. M87915-10-0	13D	Page 6 of 6

Executive Officers—Members of Management of Bank Leumi le-Israel B.M.

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Rakefet Russak-Aminoach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President and Chief Executive Officer	Israeli
Daniel Tsiddon	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Deputy Chief Executive Officer, Head of Capital Markets, Private Banking & Strategy Division	Israeli
Yaacov (Kobi) Haber	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	First Executive Vice President, Head of Corporate Division	Israeli
Dan Cohen	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	First Executive Vice President, Head of Human Resources	Israeli
Itai Ben-Zeev	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Capital Markets Division	Israeli
Hedva Ber	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Risk Management Division	Israeli
Ron Fainaro	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Finance and Economics Division	Israeli
Shlomo Goldfarb	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Chief Accounting Officer, Head of Accounting Division	Israeli
Yoel Minz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Structured Finance and Real Estate Division	Israeli
Sasson Mordechay	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Chief Internal Auditor, Head of Internal Audit Division	Israeli
Nomi Sandhaus, Adv.	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Chief Legal Advisor, Head of Legal Division	Israeli
Tamar Yassur	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Banking Division	Israeli
Dan Yerushalmi	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Operations and Information Systems Division	Israeli